Exhibit 12
CENTERPOINT ENERGY, INCORPORATED AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Three Months Ended
	March 31,
	2006	2007
Net Income	$88	$130
Income taxes	72	72
Capitalized interest	(1)	(9)

	159	193

Fixed charges, as defined:

Interest	148	154
Capitalized interest	1	9
Interest component of rentals charged to operating income	4	4

Total fixed charges	153	167

Earnings, as defined	$312	$360

Ratio of earnings to fixed charges	2.04	2.16